SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)


            Under the Securities Exchange Act of 1934


                     GRACE DEVELOPMENT, INC.
_________________________________________________________________
                        (Name of Issuer)

              Shares of Common Stock, no par value
_________________________________________________________________
                 (Title of Class of Securities)

                            383905106
_________________________________________________________________
                         (CUSIP NUMBER)

                   Greenlight Capital, L.L.C.
                420 Lexington Avenue, Suite 1740
                    New York, New York 10170
                    Tel. No.: (212) 973-1900
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       - with copies to -
                        Eliot D. Raffkind
            Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                 1700 Pacific Avenue, Suite 4100
                    Dallas, Texas 75201-4618
                         (214) 969-2800

                         April 14, 2000
_________________________________________________________________
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.